UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014.

Commission File Number 001-35307

TASMAN METALS LTD.

(Translation of registrant’s name into English)

#1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TASMAN METALS LTD.
(Registrant)

Date April 8, 2014	By:	/s/Mark Saxon
Mark Saxon, President and CEO

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TASMAN COMMENCES PRE-FEASIBILITY STUDY FOR NORRA KARR HEAVY RARE

EARTH ELEMENT PROJECT, SWEDEN

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) (TSXV:TSM) (Frankfurt:T61) NYSE-MKT: TAS). Mr Mark Saxon, President and CEO, is pleased to announce the commencement of a Pre-Feasibility Study (“PFS”) for the Norra Karr heavy rare earth element (“REE”) project in Sweden. Following an extensive review process, Tasman’s management has selected a highly qualified technical team with REE and European experience. Tasman is well financed, having recently raised $5.2 million which provides the capital required for the PFS, further metallurgical research, on-site environmental testwork and monitoring.

The PFS will be led and coordinated by GBM Minerals Engineering Consultants (“GBM”) based in Twickenham, UK. GBM is a specialist metallurgy and engineering consulting group, who provide service from testing and design through to EPCM. Other members of the PFS team include Wardell Armstrong International (“WAI”) for geology, mineral resources, mining and tailings management, Golders Associates AB (“Golders”) for social impact, environment, permitting and water management, and Denco Strategic Research & Consulting Inc. for markets and pricing. All consultants have had previous involvement with the project, most notably GBM who have managed the metallurgical testing program and flowsheet design for Norra Karr, and Golders who were responsible for Tasman’s successful Mine Lease (“ML”) application and associated environmental and social impact assessments.

Tasman released its initial Preliminary Economic Assessment (“PEA”) for Norra Karr on March 21, 2012, followed by a revision released on July 11, 2013. Subsequent to the release of the PEA, management has focused on advancing the development of the metallurgical flowsheet, which will be further detailed in upcoming Company news releases. Furthermore, an additional 72 drill holes will be included in an updated CIM-compliant resource.

“The commencement of the PFS is the next important milestone in the development of the Norra Karr project, bringing together a large amount of new technical data” said Mark Saxon, Tasman’s President and CEO. “We are very pleased to have assembled such a competent technical team. Norra Karr is a very significant heavy REE project with the potential to underpin Europe’s REE needs for many decades to come, and the Tasman team is excited to be taking the project to this next stage. Following our recent financing, Tasman is well positioned to execute on its goals. We are targeting Q4 2014 for completion of the PFS”.

Norra Karr lies 15km NNE of the township of Gränna and 300km SW of the capital Stockholm in mixed forestry and farming land. The short time taken from discovery to ML application demonstrates the efficiency and advantage of operating in a jurisdiction with a strong and transparent Mining Act and a long term association with resource industries. The project is proximal to road, rail, power and operating ports, plus skilled personnel, minimizing the need for offsite infrastructure to be built by the Company.

The Company also announces the signing of a surface access right purchase agreement (the "Agreement") with an arm's length private Swedish landowner on which the Company's Norra Karr project is located.   Pursuant to the Agreement, Tasman will issue 36,000 common shares in exchange for the exclusive surface access rights to the property to perform all such exploratory and developmental activities as Tasman may deem necessary.  The issuance of the shares is subject to TSX Venture Exchange and NYSE-MKT acceptance.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

HEAD OFFICE:	TSXV : TSM	EUROPEAN OFFICE:
Suite 1305 - 1090 West Georgia Street	NYSE MKT : TAS	Kyrkgatan 41
Vancouver, BC V6E 3V7	www.tasmanmetals.com	BODEN 961 35
CANADA	info@tasmanmetals.com	SWEDEN

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Tasman’s Qualified Person, Mr. Mark Saxon, President and Chief Executive Officer of Tasman and a Fellow of the Australasian Institute of Mining and Metallurgy and Member of the Australian Institute of Geoscientists, has reviewed and verified the contents of this news release.

About Tasman Metals Ltd.

Tasman is a Canadian mineral development company focused on critical metals including Rare Earth Elements (REE’s) and tungsten (W) in Scandinavia. Tasman is listed on the TSX Venture Exchange under the symbol “TSM” and the NYSE-MKT under the symbol “TAS”.  REE and tungsten demand is increasing, due to the metals’ unique properties that make them essential for high technology and industry.  Since over 95% of REE and 80% of tungsten supply is sourced from China, the European Commission promotes policy to develop domestic supply of critical metals to ensure the security of industry.  Tasman receives research funding from the European Commission.

Tasman's exploration portfolio is uniquely placed, with the capacity to deliver strategic metals from politically stable, mining friendly jurisdictions with developed infrastructure and skills.  The Company’s Norra Karr and Olserum projects in Sweden are two of the most significant known heavy REE resources in the world, enriched in dysprosium, yttrium, terbium and neodymium.  The Company is now focused on the safe, sustainable and responsible development of its Scandinavian mineral portfolio.

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO

Investor Information

www.tasmanmetals.com

1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7

Company Contact: Jim Powell, V.P. - Corporate Development

+ 1 (647) 478 8952 Email: jpowell@tasmanmetals.com
or Mariana Bermudez +1 (604) 685 9316

Email: info@tasmanmetals.com

The TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the NYSE - MKT nor the Frankfurt Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note to U.S. Investors Concerning Mineral Resources and Reserves. In this news release, the definition of “mineral resources” is that used by the Canadian securities administrators and conforms to the definition utilized by CIM in the “CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines” adopted on August 20, 2000 and amended December 11, 2005.

The standards employed in estimating the mineral resources referenced in this news release differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”) and the resource information reported may not be comparable to similar information reported by United States companies. The term “resources” does not equate to “reserves” and normally may not be included in documents filed with the SEC. “Resources” are sometimes referred to as “mineralization” or “mineral deposits.” While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the CIM - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities and Exchange Commission Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act of 1933. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

The estimation of measured, indicated and inferred mineral resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned (i) not to assume that measured or indicated resources will be converted into reserves and (ii) not to assume that estimates of inferred mineral resources exist, are economically or legally minable, or will be upgraded into measured or indicated mineral resources. It cannot be assumed that the Company will identify any viable mineral resources on its properties or that any mineral reserves, if any, can be recovered profitably, if at all. As such, information contained in this news release and the documents incorporated by reference herein

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concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by United States companies in SEC filings.

Cautionary Statements. Certain statements found in this release may constitute forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect the speaker's current views with respect to future events and financial performance and include any statement that does not directly relate to a current or historical fact. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, uncertainties related to the availability and costs of financing, unexpected geological conditions, success of future development initiatives, imprecision in resource estimates, ability to obtain necessary permits and approvals, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, changes in world metal markets, changes in equity markets, environmental and safety risks, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Forward-looking statements cannot be guaranteed and actual results may vary materially due to the uncertainties and risks, known and unknown, associated with such statements. Shareholders and other readers should not place undue reliance on "forward-looking statements," as such statements speak only as of the date of this release.